P.O. Box 2600 Valley Forge, PA 19482-2600 610-669-1538 Judy_L_Gaines@vanguard.com
July 28, 2017

Lisa Larkin, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Admiral Funds; File Nos. 33-49023; 811-7043
Vanguard Bond Index Funds; File Nos. 33-6001; 811-4681
Vanguard CMT Funds; File Nos. 333-111362; 811-21478
Vanguard California Tax-Free Funds; File Nos. 33-1569; 811-4474
Vanguard Charlotte Funds; File Nos. 333-177613; 811-22619
Vanguard Chester Funds; File Nos. 2-92948; 811-4098
Vanguard Convertible Securities Fund; File Nos. 33-4424; 811-4627
Vanguard Explorer Fund; File Nos. 2-27203; 811-1530
Vanguard Fenway Funds; File Nos. 33-19446; 811-5445
Vanguard Fixed Income Securities Funds; File Nos. 2-47371; 811-2368
Vanguard Horizon Funds; File Nos. 33-56443; 811-07239
Vanguard Index Funds; File Nos. 2-56846; 811-2652
Vanguard Institutional Index Funds; File Nos. 33-34494; 811-6093
Vanguard International Equity Index Funds; File Nos. 33-32548; 811-5972
Vanguard Malvern Funds; File Nos. 33-23444; 811-5628
Vanguard Massachusetts Tax-Exempt Funds; File Nos. 333-63579; 811-09005
Vanguard Money Market Reserves; File Nos. 2-52698; 811-2554
Vanguard Montgomery Funds; File Nos. 333-145624; 811-22114
Vanguard Morgan Growth Fund; File Nos. 2-29601; 811-1685
Vanguard Municipal Bond Funds; File Nos. 2-57689; 811-2687
Vanguard New Jersey Tax-Free Funds; File Nos. 33-17351; 811-5340
Vanguard New York Tax-Free Funds; File Nos. 33-2908; 811-4570
Vanguard Ohio Tax-Free Funds; File Nos. 33-34261; 811-6083
Vanguard Pennsylvania Tax-Free Funds; File Nos. 33-2907; 811-4571
Vanguard Quantitative Funds; File Nos. 33-8553; 811-4526
Vanguard Scottsdale Funds; File Nos. 333-11763; 811-07803
Vanguard Specialized Funds; File Nos. 2-88116; 811-3916
Vanguard STAR Funds; File Nos. 2-88373; 811-3919
Vanguard Tax-Managed Funds; File Nos. 33-53683; 811-07175
Vanguard Trustees' Equity Fund; File Nos. 2-65955-99; 811-2968
Vanguard Valley Forge Funds; File Nos. 33-48863; 811-7023
Vanguard Variable Insurance Funds; File Nos. 33-32216; 811-5962
Vanguard Wellesley Income Fund; File Nos. 2-31333; 811-1776
Vanguard Wellington Fund; File Nos. 2-11444; 811-121

Vanguard Whitehall Funds; File Nos. 33-64845; 811-07443
Vanguard Windsor Funds; File Nos. 2-14336; 811-834
Vanguard World Funds; File Nos. 2-17620-811-1027
(the "Vanguard Funds")

Dear Ms. Larkin,

This letter responds to your comments provided on July 24, 2017 regarding the Vanguard Funds’ Preliminary Proxy Statement filed on July 13, 2017.

Comment 1:	Please consider adding the complete mailing address of the principal executive offices of the registrants in the letter from the Chairman in response to Item 1(a) of Schedule 14A.

Response:

The address to which we direct shareholders to obtain copies of the funds’ annual and semiannual reports is that of the funds’ principal executive offices. We will amend the relevant disclosure to clarify that this is the address of the fund’s principal executive offices rather than adding the address to the Chairman’s letter.

Comment 2:	In Part I, An Overview of the Proposals, for proposal number 6, please add “Index” to the second fund name so it reads, “Vanguard Institutional Total Stock Market Index Fund.”

Response:	We will make the requested edit.

Comment 3:	Regarding Proposal 4, please confirm whether changing the benchmark index of Vanguard REIT Index Fund and Vanguard Variable Insurance Fund - REIT Index Portfolio from the MSCI US REIT Index to the MSCI US Investable Market Real Estate 25/50 Index will impact either Fund’s risk profile with respect to illiquid securities.

Response:

We believe that the proposed new benchmark index will not impact the Funds’ investment risk as it relates to illiquid securities. The Funds will continue to invest in publicly traded equity REITs and, if approved by shareholders, other real estate-related investments, which will also be publicly traded.

Comment 4:

Regarding Proposal 4, please explain the types of transaction costs that would be borne by Vanguard REIT Index Fund and Vanguard Variable Insurance Fund – REIT Index Portfolio in connection with the Funds’ transition from the MSCI US REIT Index to the MSCI US Investable Market Real Estate 25/50 Index.

Response:

The Funds are expected to incur transaction costs associated with the purchases and sales of securities to transition to the MSCI US Investable Market Real Estate 25/50 Index. The Funds’ prospective benchmark changes are not expected to result in the distribution of capital gains unless there are extraordinary market conditions at the time of each Fund’s respective benchmark transition.

Comment 5:	Regarding Proposal 4, please confirm that the proposed name changes for Vanguard REIT Index Fund and Vanguard Variable Insurance Fund – REIT Index Portfolio

would be consistent with Rule 35d-1 under the Investment Company Act of 1940. Please also confirm that there will be no change to the Funds’ policies of investing, under normal circumstances, at least 80% of the value of each of its assets in the investments suggested by the Funds’ names.

Response:

We believe that, if the proposal is approved, then the proposed name changes for each of the Funds are consistent with Rule 35d-1 since each name will reflect the proposed new broader investment objective, which will include REITs and other real estate- related securities. In addition, the corresponding benchmark index that will be used for both Funds will change from the MSCI US REIT Index to the MSCI US Investable Market Real Estate 25/50 Index. The Funds will not change their 80% policies, which currently state, "Under normal circumstances, the [Fund/Portfolio] will invest at least 80% of its assets in the stocks that make up its target index. This policy may be changed only upon 60 days’ notice to shareholders."

Comment 6:	In Proposal 5, please describe the risks to which Vanguard REIT Index Fund may be exposed as a result of becoming a nondiversified fund.

Response:

We have revised the disclosure in the proxy statement with the following:

“If reclassification as a nondiversified fund is approved, then the Fund’s risk profile may increase because a nondiversified fund may invest a greater percentage of its assets in a particular issuer or group of issuers or may own larger positions of an issuer’s voting stock than a diversified fund. To the extent that the Fund invests more in a single issuer or group of issuers, poor performance by the issuers could adversely affect Fund performance more than if the Fund were invested in a larger number of issuers.”

Comment 7:	In Proposal 6, in the discussion of what the Institutional Board considered in approving the Service Agreement, please describe the specific factors related to fund performance that were considered.

Response:

In the second bullet point under the heading “What factors did the Board consider in approving the Service Agreement?,” we have added disclosure related to the Board’s consideration of the Institutional Funds’ short- and long- term performance relative to the applicable benchmarks, and whether the Institutional Funds have outperformed or underperformed their relevant benchmarks. We have also added supplemental disclosure related to the Board’s consideration that the Institutional Funds and similar Vanguard funds managed under the Service Agreement tracked the performance of their benchmark indexes closely.

Comment 8:

Please confirm that the email address placeholder in the shareholder proposal sections of the preliminary proxy statement will be replaced with the actual email address in the definitive proxy statement.

Response:	We can confirm that the definitive proxy statement will be updated to include the email address in lieu of the placeholder.

Comment 9:	Regarding Proposal 7, have you verified the accuracy of the statements contained in the “Whereas” section of the proponents’ submission?

Response:

We have not verified the accuracy of any statements contained in the proponents’ submission. We are required to include shareholder proposals as they are submitted to us. To clarify this point, we will add disclosure toward the beginning of both shareholder proposals (Proposal 7 and Proposal 8) clarifying that the proposals are included as we received them, without modification.

Comment 10:	In Part III, Information on the Funds’ Independent Accountants, the fees paid to the accountants are not categorized in the exact manner set forth in Item 9 of Schedule 14A.

Response:

Our disclosure presents the fees paid to the Vanguard Funds’ independent accountants in a manner that aligns operationally with how our billing occurs, and the narrative includes clarification that explains what services are covered within the various fees.

Comment 11:	In Part IV, the section discussing the votes required to elect trustees states that there are eleven nominees, but there are twelve.

Response: Comment 12: Response:

We will amend the disclosure to indicate that there are twelve nominees.

Consider adding language regarding householding of proxy materials.

We do not household proxy materials due to privacy concerns, so we do not plan to add related disclosure to the proxy statement.

Comment 13:	Please confirm that 5% shareholder information will be disclosed in the definitive proxy statement.

Response:	We can confirm that 5% shareholder information will be included in the definitive proxy statement.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Judith L. Gaines
Associate Counsel